Exhibit 99.3

Press Release

Sanofi Ventures announces multi-year capital commitment from Sanofi, increasing evergreen fund to $750M

*	Fund focuses on early stage investing, company co-creation, leading financing rounds and is committed to continuing its investment reach by prioritizing companies advancing innovation

Paris, January 11, 2023 Sanofi Ventures has announced an additional multi-year commitment from Sanofi, with an increase in capital to more than $750 million to the evergreen venture fund. In addition to serving as a financial partner to top-tier early-to-mid-stage portfolio companies, the fund supports future efforts for business development and M&A opportunities within Sanofi. The additional capital, confirmed by the executive committee, will also fuel the expansion and investment capacity of the Sanofi Ventures investment team on a global scale.

Paul Hudson

Chief Executive Officer, Sanofi

“Sanofi’s purpose in chasing the miracles of science reaches far beyond our labs. As we continue to build our best-in-class pipeline, we are investing in early stage companies that share our ambition of delivering transformative science and digital innovation. This capital commitment signals Sanofi’s accelerated ambitions in the venture capital community and our continued desire to collaborate with global innovators in the best interests of patients.”

Jason P. Hafler

Managing Director, Sanofi Ventures

“We are grateful for Sanofi’s support over the past decade and appreciate their renewed commitment to early stage innovations that will fuel the next generation of transformative companies aiming to improve the lives of patients.”

Sanofi Ventures invests in top innovators working in areas including immunology and inflammation, rare diseases, oncology, cell and gene therapy, vaccines, and digital health and data science. The team partners across all stages of the private company lifecycle, from Seed to Series B and beyond, leading financings, serving on boards, and taking pride in working alongside portfolio companies to drive long-term value.

In 2022, Sanofi Ventures closed 10 investments in global therapeutic and digital areas of strategic interest to Sanofi. Since its inception, 80% of investments have been in biotherapeutics and 20% have been in digital health companies.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Sanofi Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 06 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 06 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | + 1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 07 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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